FIRST HARTFORD CORPORATION
149 Colonial Road
P.O. Box 1270
Manchester, CT   06045-1270
Tel: (860) 646-6555
Fax: (860) 646-8572

July 5, 2006

Mr. Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC   20549

Dear Mr. Maulbeck:

Form 10-K for the year ended April 30, 2005

Consolidated Balance Sheets, page 20-21

Comment:

1.         We note your response to comment 2.  Despite your representation that the circumstances which caused a negative minority interest balance were "unique and of a short term nature," we continue to believe that the guidance in Paragraph 15 of ARB 51 and EITF 95-7 indicates that any loss allocation which exceeded the minority interest balance should have been charged against the majority interest.  Please restate prior periods in your upcoming 10-K filing accordingly.

Response:

The Company will restate its April 30, 2005 financial statements in its upcoming 10-K filing to reclass to expense the minority interest debit balance created as a result of distributions paid to the minority investor in excess of the minority's investment in the joint venture in accordance with para. 15 of ARB 51 and EITF 95-7 as the SEC has indicated there is no distinction between losses and distributions in excess of earnings.

The undersigned acknowledges:

                        2.         The Company responsible for the adequacy and accuracy of the disclosure in our filings;

                        3.         Staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

                        4.         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your help.

Sincerely yours,

First Hartford Corporation

/s/Stuart I. Greenwald
Stuart I. Greenwald
Treasurer